Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended March 31, 2007

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company” or “Berkley”) for the period ended March 31, 2007 should be read in conjunction with the March 31, 2007 interim financial statements and the related notes.  The effective date of this report is May 29, 2007.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements.  These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration and production of petroleum and natural gas reserves in Alberta and Saskatchewan.  The Company also has real estate holdings.  The Company’s real estate holdings are being sold and the transaction is expected close on September 7th, 2007 or earlier. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS, on the OTC as a foreign issuer under the symbol BRKDF and on the Frankfurt Stock Exchange under the symbol W80 and WKN 871666.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental.  An overview analysis by segment is as follows:

Oil and Gas

Industry Overview

The oil and gas industry had a readjustment in the first quarter 2007.  With the current change in tax legislation outlined by the Canadian Finance Minister on October 31st, 2006 has slowed down the activities of the Royalty Income Trusts (“RITS”).  We believe this change will benefit the oil and gas junior companies, like Berkley, in cost of operations, opportunities and more funds flowing into these juniors where over the past few years the funds were being directed into the RITS.   Currently the increase investment flow into Junior Oil and Gas companies has not happened, but we see a large amount of investment dollars available, which will need to be invested in the second half of 2007 a large portion of which should be going to the Juniors.  Oil prices fluctuated between $51 US and $67 US per barrel over the first 5 months of 2007, with prices closing at $63.59 on May 24th, 2007 ($per barrel for West Texas Intermediate (WTI)).  Natural gas prices have also been very volatile through the first 5 months of 2007 fluctuating between $5.50/mcf US and $9/mcf US during the year, closing at  $7.57/mcf US on May 24th, 2007.  Costs of all related services have been high for 2006 but with the changes to the RITS, discussed above, we believe that both competition for labour, goods and services throughout industry and costs related to drilling and new exploration will soften going through 2007.  This apparent softening has happened as rig utilization in Alberta is way down and should translate into reduce drilling costs.

Company Activity

The Company has drilling scheduled for two areas in Alberta during the balance of 2007 and into 2008.  Both are high quality prospects, one is natural gas (Crossfield) and the second is a combination of dual zone oil and shallow natural gas (Senex).  The Company recently reported on these two areas as follows:

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended March 31, 2007

Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M):

Berkley (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this area to approximately 70 sections. This increase in land holdings will provide the Company with a very large block on which to develop all three productive formations identified to date. The formations are: Keg River (oil), Slave Point (oil) and Blue Sky (gas).

The Company and its partner have a nine Keg River well drilling program planned between August 2007 and April 2008.  This drilling program will cost the Company approximately $2 million.   The Company and its partner have also planned a 6 well program in the Slave Point zone.  The 6 targets are 2 water injection wells and 4 targeted as producers.  The Company and its partner have also been injecting water over the last 4 months into this Slave Point zone and should begin to see results over the next 2 months. One test well has increased oil production from 9BOE/d to as high as 70BOE/d.   Over the last year and a half the Company and its partner have completed approximately 45 sections of 3D seismic.  The Company is reviewing and analyzing this seismic and may come up with new targets in addition to those mentioned above for the next drilling period which is August through April.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licensing process of this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections.  The Company is currently negotiating to improve its land position in this area but currently have sufficient holdings to move ahead with our own drilling plans.  The Company believes that it should have its licensing hearing by September, 2007 and believes that they should be approved to drill before the end of 2007.

Summary

The Company has made a major commitment to the Senex Area in north-central Alberta. Large resource of oil has been identified in two Devonian formations and a significant natural gas reserve in shallow lower Cretaceous sand.   All three opportunities are being evaluated and the Company has drilled 5 successful Keg River wells between August 2006 and February 2007.   As stated above, we have targeted nine more wells in the Keg river zone and 6 more wells in the Slave Point zone which is budgeted to be drilled between August 2007 and April 2008.  The Company’s working interest in this project is 20%.  Good progress is being made in the licensing process at Crossfield.  The Company now expects to go to it’s hearing on licensing by September 2007 and hopes to drill by the end of the year.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material aspects, the building achieved breakeven on an operating basis.  In order to expand the Company’s oil and gas opportunities there was an addition of a new mortgage on the building in 2005 and subsequent increase in the mortgage in the third quarter of 2006.  As a result, the building is currently running at a monthly cash flow deficit of approximately $15,000.  The Company is selling this property for $4 million and is expecting to close the sale of the building on or before September 7, 2007.  Because the real estate property is being sold and the sale is expected to be completed by September 2007, it is now disclosed as discontinued operations in the December 31, 2006 year end financial statements.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended March 31, 2007

Results of Operations

Three months ended March 31, 2007 (“Q1-2007”) compared with the three months ended March 31, 2006 (“Q1-2006”).

Oil and gas

Oil and gas revenue was $473,977 for Q1-2007 compared to $483,668 for Q1-2006, a decrease of $9,691.  The decrease in revenue is primarily due to a decrease in production from the Senex property as there has been a focus on water injection activities throughout the most recent quarter. The production expenses for Q1-2007 were higher at $514,736 compared to $407,530 for Q1-2006, and increase of $107,206.  There were increases of $26,946 in operating costs, $49,710 in interest charges, and $30,550 in amortization, depletion and accretion.  The demand for labour, services and equipment continues to put upward pressure on prices as is evident with the increase in operating costs.  The interest charges are due to the new Quest Capital Corp. (“Quest”) loan whereby 60% of the loan’s interest is charged to the oil and gas segment.   There was a net loss of $40,759 for the Q1-2007 compared to a net income of $76,138 reported for Q1-2006, a decrease of $116,897.  The net loss was largely due to the interest charges incurred in the current quarter compared to $nil in Q1-2006.  Depletion and accretion charges were also higher by $30,550 in Q1-2007.

Head office - general and administrative expenses

General and administrative expenses totaled $298,268 for Q1-2007 compared with $316,432 for Q1-2006. The decrease of $18,164 was a result of a combination of cost increases and decreases.  Increases of $4,279 in administrative, office services and premises, $48,329 in finance fee on debt and $7,081 in shareholder information fees were experienced while there were decreases of $21,476 in stock based compensation, $4,396 in management fees, $35,284 in consulting fees, and $16,683 in professional fees.  The finance fees on debt charged during Q1-2007 was that quarter’s portion of $134,247 in deferred costs booked at the 2006 year end.  There were no finance fees on debt in Q1-2006.  Administrative, office services and premises expense was higher in Q1-2007 due to general increases in office overhead and travel costs.  Shareholder information costs were higher in Q1-2007 as a result of increased advertising and tradeshow participation.  The decrease in consulting fees is because of fewer consulting agreements with unrelated parties to seek out financial opportunities compared to Q1-2006 and the expiration of long-term consulting agreements that had a total cost of $8,000 per month.  Professional fees were higher in Q1-2006 due to legal services concerning business opportunities whereas there was less activity in this regard in the current quarter.

Real estate (Discontinued operations)

There was a net rental loss of $26,730 for Q1-2007 compared with $33,088 for Q1-2006, a difference of $6,358.  The building had full occupancy in Q1-2007 which was slightly higher than in Q1-2006 and the resulting increase in rental revenue was $1,514.  Operating costs remained fairly consistent and increased by $1,486 in Q1-2007.  The net rental loss was lower in Q1-2007 because of lower interest charges and no amortization charges.  There was no amortization recorded for Q1-2007 due to the status of the asset being changed to that of an asset being held for sale whereas there was $3,364 in amortization charged in the previous year’s quarter.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended March 31, 2007

Loss for the period

Loss for Q1-2007 was $377,933 compared with $267,730 for Q1-2006, an increase of $110,203.  As noted above, net oil and gas results went from an income in Q1-2006 to a loss in the current period, a negative difference of $116,897 and this dictated the overall result in Q1-2007.  General and administrative costs were lower in the current quarter while the cost of other items were higher.  These two results basically negated each other’s impact on the overall difference between quarters.

Summary of Quarterly Results

	2007	2006	2006	2006	2006	2005	2005	2005
Period Ended	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $
Net oil and gas income (loss)	(40,759)	(2,912,029)	19,890	(51,335)	76,138	(199,710)	84,844	83,378
Discontinued operations	(26,730)	(33,905)	(64,441)	(36,694)	(33,088)	(8,576)	(22,786)	(29,431)
Loss for the period	(377,933)	(2,060,027)	(504,034)	(404,968)	(267,730)	18,544	(187,373)	(231,260)
Basic and diluted loss per Share	(0.02)	(0.13)	(0.04)	(0.03)	(0.02)	0.00	(0.02)	(0.02)

Liquidity

At March 31, 2007 the Company had current assets of $739,165, of which $143,959 was comprised of cash. Current liabilities totaled $4,879,999, of which $3,864,253 was comprised of bank loans concerning the real estate property and oil and gas properties.  Current assets were used to further investment in oil and gas properties and equipment by $878,945 in Q1-2007.

Total working capital deficiency at March 31, 2007 is $4,140,834.  Total working capital deficiency includes a bank demand loan of $563,431 and a loan of $2,800,000 to Quest that will be due September 7, 2007. The Company’s present arrangements with the lender of the bank demand loan call for monthly blended payments of $8,000. The Quest loan agreement calls for monthly interest only payments of approximately $28,000.  These loans will be settled upon completion of the sale of the real estate asset and will thus have a positive impact on the Company’s working capital.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against as of March 31, 2007.

The Company is addressing its’ working capital needs with future proceeds from the sale of the real estate asset and pursuing additional equity financing.  Subsequent to the period ended March 31, 2007, the Company has arranged for a flow-through private placement and a non-flow-through private placement that could raise up to $2,490,000 and $510,000 respectively less issuance costs.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended March 31, 2007

Capital Resources

The Company plans to continue its participation in the two projects discussed above. The Company expects to finance expenditures on these projects through private placements, existing production revenue and a farm out of a portion of its property interests (if required). In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Amounts due to related parties consists of $16,742 (2006 - $16,651) due to Directors of the Company for Directors fees and expense reimbursements and $79,952 (2006 - $51,782) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

Management and consulting fees totaling $58,177 (2006 - $62,573) were paid to Directors and their private companies in the period.

Consulting fees totaling $16,000 (2006 - $24,000) were paid to a former Director and his spouse in the period.  The commitment towards these fees has ended in the period.

Administrative services, office supplies and accounting charges totaling $26,624 (2006 - $26,427) were paid to Oniva International Services Corp. (“Oniva”), a private company owned by public companies having common Directors.  The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one-month notice by either party.

The transactions were in the normal course of operations and agreed to by the related party and the Company and have had been measured at the exchange amount.

Disclosure of Management Compensation

During the period, $17,677 (2006: $17,573) was paid to the President for services as director and officer of the Company, $18,000 (2006: $15,000) was paid to the C.E.O. for services as director and officer of the Company, $7,500 (2006: $15,000) was paid to the V.P. Finance for services as director and officer of the Company, $15,000 (2006: $15,000) was paid to the V.P. Operations for services as director and officer of the Company, and $2,147 (2006: $2,960) was paid to the Secretary for services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value of which 18,857,608 are issued and outstanding.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended March 31, 2007

Summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.52	September 19, 2008	580,500
$0.57	September 19, 2008	150,000
$0.81	October 19, 2009	200,000
$0.77	October 29, 2009	37,500
$0.90	December 23, 2010	637,500
$0.56	September 21, 2011	595,000
		2,200,500

Summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$1.25	December 28, 2007	636,000
$1.20/$1.50	April 30, 2007/December 31, 2007	377,800
		1,013,800

Subsequent Events

Subsequent to the period ended March 31, 2007 the Company has arranged a non-brokered private placement of up to 3,320,000 flow-through shares at a price of $0.75 per share.  Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

Subsequent to the period ended March 31, 2007 the Company has also arranged a non-brokered private placement of up to 680,000 units at a price of $0.75 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant.  Each whole warrant under the Non Flow-Through Offering will entitle the investor to purchase one additional share at a price of $1.00 during the first year from the date of closing.

Commitments

On December 12, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a cash fee of 7% of the gross amount of proceeds of an equity financing or mezzanine financing and 3% of gross amount and proceeds of a debt financing, loan, line of credit or other non-equity financing sourced by the consultant respectively. The agreement terminates on November 9, 2007.

As at March 31, 2007, $2,505,896 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2007.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.